Exhibit 99.22

NORBORD INC.

SPECIAL MEETING OF SHAREHOLDERS

JANUARY 27, 2015

VOTING RESULTS

Resolution #1:

On a poll, the Chairman declared that the shareholders ratified the resolution, the full text of which is set forth in Appendix D to the joint management information circular of Norbord Inc. (the “Corporation”) and Ainsworth Lumber Co. Ltd. (“Ainsworth”) dated December 18, 2014 (the “Circular”), approving (i) the arrangement agreement dated December 8, 2014 between the Corporation and Ainsworth and all transactions completed therein including the plan of arrangement involving Ainsworth under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Arrangement”) pursuant to which the Corporation will, among other things, acquire all of the issued and outstanding common shares of Ainsworth, (ii) the issuance, or reservation for issuance, as the case may be, by the Corporation of such number of Common Shares of the Corporation as may be required to be issued pursuant to the terms of the Arrangement and (iii) the issuance of such number of Common Shares of the Corporation to affiliates of, or funds managed by, Brookfield Asset Management Inc. pursuant to the terms of the Arrangement, all as more particularly described in the Circular.

Ballots Tabulated:

(i)	For:	42,489,072
	Against:	231,116
	Total:	42,720,118

(ii)	*For:	14,670,370
	Against:	231,116
	Total:	14,901,486

*	Excludes 27,818,702 shares held by the Significant Shareholder and any other persons whose votes are required to be excluded in accordance with the policies of the TSX.

(iii)	**For:	14,638,098
	Against:	231,116
	Total:	14,869,214

**	Excludes 27,850,974 shares held by the Significant Shareholder and any other persons described in items (a) through (d) of section 8.1(2) of MI 61-101.

Dated this 27th day of January, 2015.

CST TRUST COMPANY

/s/ Anoosheh Farzanegan	/s/ Radha Mulchan-Singh
Anoosheh Farzanegan	Radha Mulchan-Singh